Exhibit 99.1

36Kr Holdings Inc. Reports Unaudited Financial Results for the Second Half and Fiscal Year 2024

BEIJING, March 11, 2025 / GLOBE NEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced its unaudited financial results for the six months and fiscal year ended December 31, 2024.

Financial and Operational Highlights for the Second Half of 2024

•	Number of followers[1] as of December 31, 2024, reached 35.9 million, an increase of 10% from 32.7 million as of December 31, 2023.

•	Total revenues were RMB128.7 million (US$17.6 million) in the second half of 2024, compared to RMB200.3 million in the same period of 2023.

•	Revenues from online advertising services were RMB100.2 million (US$13.7 million) in the second half of 2024, compared to RMB139.8 million in the same period of 2023.

•	Revenues from enterprise value-added services were RMB19.4 million (US$2.7 million) in the second half of 2024, compared to RMB40.5 million in the same period of 2023.

•	Revenues from subscription services were RMB9.0 million (US$1.2 million) in the second half of 2024, compared to RMB20.0 million in the same period of 2023.

•	General and administrative expense was RMB30.3 million (US$4.1 million) in the second half of 2024, representing a 58% decrease from RMB72.2 million in the same period of 2023.

Financial and Operational Highlights for the Fiscal Year 2024

•	Total revenues were RMB231.1 million (US$31.7 million) in fiscal year 2024, compared to RMB340.2 million in fiscal year 2023.

•	Revenues from online advertising services were RMB180.6 million (US$24.7 million) in fiscal year 2024, compared to RMB238.7 million in fiscal year 2023.

•	Revenues from enterprise value-added services were RMB32.8 million (US$4.5 million) in fiscal year 2024, compared to RMB67.3 million in fiscal year 2023.

•	Revenues from subscription services were RMB17.6 million (US$2.4 million) in fiscal year 2024, compared to RMB34.2 million in fiscal year 2023.

•	General and administrative expense was RMB93.1million (US$12.8million), representing a year-over-year decrease of 13% from RMB107.0 million.

1 “Number of followers” refers to the aggregate number of followers across the official accounts we own and/or operate on various social media and online platforms, including but not limited to Weixin, Weibo, Zhihu, Toutiao, Xinhua Net, Douyin and Bilibili.

Selected Operating Data

	For the Fiscal Year Ended December 31,
	2023	2024
Online advertising services
Number of online advertising services end customers	488	411
Average revenue per online advertising services end customer (RMB’000)[2]	489.1	439.4

Enterprise value-added services
Number of enterprise value-added services end customers	306	158
Average revenue per enterprise value-added services end customer (RMB’000)[3]	219.9	207.8

Subscription services
Number of individual subscribers	46	16
Average revenue per individual subscriber (RMB)[4]	143,091	24,637.5

Number of institutional investors	185	231
Average revenue per institutional investor (RMB’000)[5]	149.2	74.6

Mr. Dagang Feng, Co-chairman and CEO of 36Kr, commented, “Amid the challenging external environment of 2024, we maintained our focus on long-term strategy and achieved significant operational efficiency improvements. Furthermore, by consistently enriching our content ecosystem, expanding our products and service offerings, and refining our omni-channel distribution matrix, we increased the number of our followers by 10% year-over-year to 36 million as of the end of 2024, marking our 16th consecutive quarter of follower growth. Looking ahead to 2025, we will continue to implement our innovative content initiatives and harness AI-driven opportunities to drive the Company’s high-quality, sustainable development.”

Mr. Xiang Li, Chief Financial Officer of 36Kr, added, “We significantly enhanced operational efficiency throughout 2024, cutting our total operating expenses by 50% year-over-year for the second half of 2024 and 31% for the full year. For the second half of 2024, our total operating expenses as a percentage of total revenues decreased by 17 percentage points year-over-year, and our gross profit margin remained above 50%. Heading into 2025, we will focus on amplifying our core competitive advantages and explore broader AI-powered commercialization strategies to create value for our stakeholders.”

2 Equals revenues generated from online advertising services for a period divided by the number of online advertising services end customers in the same period.

3 Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services end customers in the same period.

4 Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.

5 Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investors in the same period.

Unaudited Financial Results of the Second Half of 2024

Total revenues were RMB128.7 million (US$17.6 million) in the second half of 2024, compared to RMB200.3 million in the same period of 2023.

•	Online advertising services revenues were RMB100.2 million (US$13.7 million) in the second half of 2024, compared to RMB139.8 million in the same period of 2023. The decrease was primarily due to the reduction in advertising spending by advertisers from certain industries and our proactive efforts to cease collaboration with certain customers with relatively high credit risk.

•	Enterprise value-added services revenues were RMB19.4 million (US$2.7 million) in the second half of 2024, compared to RMB40.5 million in the same period of 2023. The decrease was primarily attributable to strategically refocusing on the core high-margin business through the elimination of underperforming regional operations.

•	Subscription services revenues were RMB9.0 million (US$1.2 million) in the second half of 2024, compared to RMB20.0 million in the same period of 2023. The decrease was primarily driven by fluctuations that resulted in lower-than-anticipated revenue.

Cost of revenues was RMB61.8 million (US$8.5 million) in the second half of 2024, compared to RMB88.1 million in the same period of 2023. The decrease was primarily attributable to the operating cost reductions in line with the decline in our revenues.

Gross profit was RMB66.9 million (US$9.2 million) in the second half of 2024, compared to RMB112.2 million in the same period of 2023. Gross profit margin was 52.0% in the second half of 2024, compared to 56.0% in the same period of 2023.

Operating expenses were RMB73.1 million (US$10.0 million) in the second half of 2024, compared to RMB147.5 million in the same period of 2023, representing a decrease of 50% year-over-year.

•	Sales and marketing expenses were RMB37.2 million (US$5.1 million) in the second half of 2024, a decrease of 40.7% from RMB62.7 million in the same period of 2023. The decrease was primarily attributable to the decrease in payroll-related expenses, rental expenses, and marketing and promotional expenses.

•	General and administrative expenses were RMB30.3 million (US$4.1 million) in the second half of 2024, a 58.0% decrease compared to RMB72.2 million in the same period of 2023. The decrease was primarily attributable to a decline in personnel-related expenses.

•	Research and development expenses were RMB5.6 million (US$0.8 million) in the second half of 2024, a decrease of 55.6% from RMB12.6 million in the same period of 2023. The decrease was primarily due to the workforce restructuring to enhance R&D efficiency.

Share-based compensation gains recognized in cost of revenues, sales and marketing expenses, and research and development expenses, as well as general and administrative expenses, totaled RMB0.22 million (US$30.7 thousand) in the second half of 2024, compared to share-based compensation expenses of RMB0.97 million in the same period of 2023. The change was primarily attributable to the reversal of SBC expenses resulting from strategic workforce realignment.

Other expenses were RMB38.6 million (US$5.3 million) in the second half of 2024, compared to RMB1.1 million of other expenses in the same period of 2023. The increase was mainly due to the impairment loss of long-term investment.

Income tax credits were RMB1 thousand (US$0.1 thousand) in the second half of 2024, compared to RMB148 thousand of income tax expenses in the same period of 2023.

Net loss was RMB44.9 million (US$6.1 million) in the second half of 2024, compared to RMB36.6 million in the same period of 2023. Non-GAAP adjusted net loss6 was RMB45.1 million (US$6.2 million) in the second half of 2024, compared to non-GAAP adjusted net loss of RMB35.6 million in the same period of 2023.

Net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB42.3 million (US$5.8 million) in the second half of 2024, compared to RMB37.7 million in the same period of 2023.

Basic and diluted net loss per ADS7 were both RMB19.999 (US$2.740) in the second half of 2024, compared to RMB17.977 in the same period of 2023.

Certain Balance Sheet Items

As of December 31, 2024, the Company had cash, cash equivalents and short-term investments of RMB91.7 million (US$12.6 million).

Unaudited Financial Results of Fiscal Year 2024

Total revenues were RMB231.1 million (US$31.7 million) in fiscal year 2024, compared to RMB340.2 million in fiscal year 2023.

•	Online advertising services revenues were RMB180.6 million (US$24.7 million) in fiscal year 2024, compared to RMB238.7 million in fiscal year 2023. The decrease was primarily driven by clients' advertising budget reductions coupled with our proactive efforts to cease collaboration with certain customers with relatively high credit risk.

•	Enterprise value-added services revenues were RMB32.8 million (US$4.5 million) in fiscal year 2024, compared to RMB67.3 million in fiscal year 2023. The decrease was primarily due to our ongoing refinement of service offerings by shrinking several regional operations to accelerate focus on cash flow optimization and efficiency improvement.

•	Subscription services revenues were RMB17.6 million (US$2.4 million) in fiscal year 2024, compared to RMB34.2 million in fiscal year 2023. The decrease was mainly attributable to a strategic transition in the business model for training services.

Cost of revenues was RMB118.7 million (US$16.3 million) in fiscal year 2024, compared to RMB158.2 million in fiscal year 2023. The decrease was primarily attributable to a decrease in operating costs resulting from our improved efficiency.

Gross profit was RMB112.3 million (US$15.4 million) in fiscal year 2024, compared to RMB182.0 million in fiscal year 2023. Gross profit margin was 48.6% in fiscal year 2024 compared to 53.5% in the same period of 2023.

Operating expenses were RMB190.1 million (US$26.0 million) in fiscal year 2024, compared to RMB276.2 million in fiscal year 2023, representing a decrease of 31.2% year-over-year.

•	Sales and marketing expenses were RMB82.6 million (US$11.3 million) in fiscal year 2024, a decrease of 35.2% from RMB127.5 million in fiscal year 2023. The decrease was primarily attributable to the decrease in payroll-related expenses, rental expenses, and marketing and promotional expenses.

•	General and administrative expenses were RMB93.1 million (US$12.8 million) in fiscal year 2024, a 13.0% decrease compared to RMB107.0 million in fiscal year 2023. The decrease was largely attributable to the decrease in personnel-related expenses and partially offset by doubtful accounts loss.

6 Non-GAAP adjusted income/(loss) represents net income/(loss) excluding share-based compensation expenses/(gain).

7 On October 3, 2024, we effected a change in the ratio of our ADSs to Class A ordinary shares from one ADS representing twenty-five Class A ordinary shares to a new ratio of one ADS representing five hundred Class A ordinary shares. Basic and diluted net loss per ADS have been retrospectively adjusted to reflect this ADS ratio change for all periods presented.

•	Research and development expenses were RMB14.4 million (US$2.0 million) in fiscal year 2024, a decrease of 65.5% from RMB41.7 million in fiscal year 2023. The decrease was primarily due to the decrease in the average compensation level for our R&D personnel as we restructured our R&D team.

Share-based compensation gains recognized in cost of revenues, sales and marketing expenses, and research and development expenses, as well as general and administrative expenses, totaled RMB0.18 million (US$24.3 thousand) in fiscal year 2024, compared to RMB4.7 million of share-based compensation expenses in fiscal year 2023. The change was mainly due to the reversal of SBC expenses caused by strategic workforce optimization.

Other expenses were RMB63.0 million (US$8.6 million) in fiscal year 2024, compared to RMB4.9 million of other income in fiscal year 2023. The change was primarily driven by the impairment loss of long-term investment. Nevertheless, the company has proactively responded and is upbeat about its future.

Income tax expenses were RMB64 thousand (US$9 thousand) in fiscal year 2024, compared to RMB42 thousand of income tax credits in fiscal year 2023.

Net loss was RMB140.8 million (US$19.3 million) in fiscal year 2024, compared to RMB89.2 million in fiscal year 2023. Non-GAAP adjusted net loss6 was RMB141.0 million (US$19.3 million) in fiscal year 2024, compared to RMB84.6 million in fiscal year 2023.

Net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB136.6 million (US$18.7 million) in fiscal year 2024, compared to RMB90.0 million in fiscal year 2023.

Basic and diluted net loss per ADS7 were both RMB64.795 (US$8.877) in fiscal year 2024, compared to RMB43.132 in fiscal year 2023.

6 Non-GAAP adjusted net loss represents net loss excluding share-based compensation expenses/(gain).

7 On October 3, 2024, we effected a change in the ratio of our ADSs to Class A ordinary shares from one ADS representing twenty-five Class A ordinary shares to a new ratio of one ADS representing five hundred Class A ordinary shares. Basic and diluted net loss per ADS have been retrospectively adjusted to reflect this ADS ratio change for all periods presented.

Conference Call

The Company's management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 11, 2025 (8:00 PM Beijing/Hong Kong Time on March 11, 2025).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	36Kr Holdings Inc. Second Half and Fiscal Year 2024 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10045861-8wngh5.html

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.36kr.com.

A replay of the conference call will be available for one week from the date of the conference, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay PIN:	10045861

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China's New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China's New Economy.

For more information, please visit: http://ir.36kr.com.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitates investors' assessment of its operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

Adjusted net loss represents net loss excluding share-based compensation expenses.

Adjusted EBITDA represents adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on of December 31, 2024.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 8965-0708

E-mail: ir@36kr.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB’000	RMB’000	US$’000
Assets
Current assets:
Cash and cash equivalents	41,464	36,766	5,037
Restricted cash	-	822	113
Short-term investments	75,497	54,947	7,528
Accounts receivable, net	139,408	65,617	8,987
Receivables due from related parties	69	104	14
Prepayments and other current assets	16,030	17,171	2,352
Total current assets	272,468	175,427	24,031
Non-current assets:
Property and equipment, net	7,366	5,817	797
Intangible assets, net	2,079	1,485	204
Long-term investments	142,599	74,858	10,256
Operating lease right-of-use assets, net	34,454	18,606	2,550
Total non-current assets	186,498	100,766	13,807
Total assets	458,966	276,193	37,838

Liabilities
Current liabilities:
Accounts payable	60,376	59,835	8,197
Salary and welfare payables	36,046	30,666	4,201
Taxes payable	5,940	2,648	363
Deferred revenue	23,428	19,301	2,644
Amounts due to related parties	261	789	108
Accrued liabilities and other payables	25,152	15,103	2,069
Short-term bank loan	9,950	10,000	1,370
Operating lease liabilities	8,953	7,860	1,077
Total current liabilities	170,106	146,202	20,029
Non-current liabilities:
Operating lease liabilities	26,826	11,743	1,609
Other non-current liabilities	174	—	—
Total non-current liabilities	27,000	11,743	1,609
Total liabilities	197,106	157,945	21,638

Shareholders’ equity
Ordinary shares	694	694	95
Treasury stock	(11,502)	(2,865)	(393)
Additional paid-in capital	2,064,264	2,057,363	281,858
Accumulated deficit	(1,796,189)	(1,932,258)	(264,718)
Accumulated other comprehensive loss	(5,290)	(4,922)	(674)
Total 36Kr Holdings Inc.’s shareholders’ equity	251,977	118,012	16,168
Non-controlling interests	9,883	236	32
Total shareholders’ equity	261,860	118,248	16,200
Total liabilities and shareholders’ equity	458,966	276,193	37,838

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	Six Months Ended			Twelve Months Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	139,813	100,214	13,730	238,701	180,609	24,743
Enterprise value-added services	40,529	19,449	2,664	67,297	32,832	4,498
Subscription services	19,955	9,006	1,234	34,187	17,629	2,415
Total revenues	200,297	128,669	17,628	340,185	231,070	31,656
Cost of revenues	(88,120)	(61,802)	(8,467)	(158,169)	(118,734)	(16,266)
Gross profit	112,177	66,867	9,161	182,016	112,336	15,390
Operating expenses:
Sales and marketing expenses	(62,683)	(37,236)	(5,101)	(127,519)	(82,596)	(11,316)
General and administrative expenses	(72,168)	(30,272)	(4,147)	(107,034)	(93,100)	(12,755)
Research and development expenses	(12,644)	(5,597)	(767)	(41,681)	(14,404)	(1,973)
Total operating expenses	(147,495)	(73,105)	(10,015)	(276,234)	(190,100)	(26,044)
Loss from operations	(35,318)	(6,238)	(854)	(94,218)	(77,764)	(10,654)
Other (expenses)/income:
Share of loss from equity method investments	(216)	(3,209)	(440)	(523)	(3,726)	(510)
Gain on disposal of subsidiaries	3,366	839	115	3,366	839	115
Long-term investment loss	(8,079)	(37,229)	(5,100)	(8,079)	(62,763)	(8,599)
Short-term investment income	536	199	27	1,312	623	85
Government grant	352	16	2	1,147	491	67
Others, net	2,943	760	104	7,706	1,577	217
Loss before income tax	(36,416)	(44,862)	(6,146)	(89,289)	(140,723)	(19,279)
Income tax (expenses)/credit	(148)	1	0	42	(64)	(9)
Net loss	(36,564)	(44,861)	(6,146)	(89,247)	(140,787)	(19,288)
Net (income)/loss attributable to non-controlling interests	(1,108)	2,586	354	(733)	4,160	570
Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(37,672)	(42,275)	(5,792)	(89,980)	(136,627)	(18,718)

Net loss	(36,564)	(44,861)	(6,146)	(89,247)	(140,787)	(19,288)
Other comprehensive (loss)/income
Foreign currency translation adjustments	(583)	199	27	570	369	51
Total other comprehensive loss	(583)	199	27	570	369	51
Total comprehensive loss	(37,147)	(44,662)	(6,119)	(88,677)	(140,418)	(19,237)
Comprehensive (income)/loss attributable to non-controlling interests	(1,108)	2,586	354	(733)	4,160	570
Comprehensive loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(38,255)	(42,076)	(5,765)	(89,410)	(136,258)	(18,667)
Net loss per ordinary share (RMB)
Basic	(0.036)	(0.040)	(0.005)	(0.086)	(0.130)	(0.018)
Diluted	(0.036)	(0.040)	(0.005)	(0.086)	(0.130)	(0.018)
Net loss per ADS (RMB)
Basic	(17.977)	(19.999)	(2.740)	(43.132)	(64.795)	(8.877)
Diluted	(17.977)	(19.999)	(2.740)	(43.132)	(64.795)	(8.877)
Weighted average number of ordinary shares used in per share calculation
Basic	1,047,723,522	1,056,978,247	144,805,426	1,043,057,081	1,054,310,601	144,439,960
Diluted	1,047,723,522	1,056,978,247	144,805,426	1,043,057,081	1,054,310,601	144,439,960
Weighted average number of ADS used in per ADS calculation
Basic	2,095,447	2,113,956	289,611	2,086,114	2,108,621	288,880
Diluted	2,095,447	2,113,956	289,611	2,086,114	2,108,621	288,880

36Kr Holdings Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Six Months Ended			Twelve Months Ended
	December 31, 2023	December 31, 2024	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2024
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Net loss	(36,564)	(44,861)	(6,146)	(89,247)	(140,787)	(19,288)
Share-based compensation expense/(gain)	965	(225)	(31)	4,672	(178)	(24)
Non-GAAP adjusted net loss	(35,599)	(45,086)	(6,177)	(84,575)	(140,965)	(19,312)
Interest income, net	(110)	(688)	(94)	(794)	(1,173)	(161)
Income tax expense/(credit)	148	(1)	-	(42)	64	9
Depreciation and amortization expenses	1,412	878	120	2,105	1,829	251
Non-GAAP adjusted EBITDA	(34,149)	(44,897)	(6,151)	(83,306)	(140,245)	(19,213)